Exhibit 99.9
Form of Advertisement

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2009

(in Rs. crore, except per share data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Income from software services, products and business process management	5,635	4,542	21,693	16,692
Software development and business process management expenses	3,045	2,482	11,765	9,207
Gross profit	2,590	2,060	9,928	7,485
Selling and marketing expenses	270	223	1,104	916
General and administration expenses	429	359	1,629	1,331
Operating profit before depreciation and minority interest	1,891	1,478	7,195	5,238
Depreciation	228	157	761	598
Operating profit before tax and minority interest	1,663	1,321	6,434	4,640
Other income, net	252	139	473	704
Net profit before tax and minority interest	1,915	1,460	6,907	5,344
Provision for taxation (refer to notes 6 and 7)	302	211	919	685
Net profit after tax and before minority interest	1,613	1,249	5,988	4,659
Minority interest	–	–	–	–
Net profit after tax and minority interest	1,613	1,249	5,988	4,659
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 4)	286	286	286	286
Reserves and surplus	17,968	13,509	17,968	13,509
Earnings per share (par value Rs. 5/- each)
Basic	28.16	21.83	104.60	81.53
Diluted	28.13	21.78	104.43	81.26
Dividend per share (par value Rs. 5/- each)
Interim dividend	–	–	10.00	6.00
Final dividend	13.50	7.25	13.50	7.25
Special dividend	–	20.00	–	20.00
Total dividend	13.50	27.25	23.50	33.25
Total dividend percentage	270.00	545.00	470.00	665.00
Total Public Shareholding#
Number of shares	36,87,57,435	36,78,42,758	36,87,57,435	36,78,42,758
Percentage of shareholding	64.37	64.31	64.37	64.31
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares*	16,000	–	16,000	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.02	–	0.02	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–
Non-encumbered
Number of shares	9,44,68,978	–	9,44,68,978	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	99.98	–	99.98	–
Percentage of shares (as a % of the total share capital of the company)	16.49	–	16.49	–
#Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).
*Pledge released on April 13, 2009
Note: The audited results of Infosys Technologies Limited for the quarter and year ended March 31, 2009 is available on our website www.infosys.com

Other information:

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Staff costs	2,999	2,409	11,405	8,878
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest on deposits with banks and others	259	178	871	672
Dividend on investments in liquid mutual funds	2	2	5	9
Miscellaneous income, net (refer to note 8)	6	4	36	11
Gains/(losses) on foreign currency (refer to note 12)	(15)	(45)	(439)	12
Total	252	139	473	704

Notes:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 15, 2009. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.	The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.
3.	The Board of Directors recommended a final dividend of Rs. 13.50 per share (270% on an equity share of par value of Rs. 5/- each) for fiscal 2009. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company. Including the interim dividend of Rs. 10.00 per share (200% on an equity share of par value of Rs. 5/- each) declared at the Board meeting held on October 10, 2008, the total dividend recommendation for the year is Rs. 23.50 per share (470% on an equity share of par value of Rs. 5/- each).
4.	The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Options Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009 and March 31, 2008, the company issued 8,34,285 and 7,85,896 equity shares, respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 3 crore and Rs. 2 crore for the year ended March 31, 2009 and March 31, 2008, respectively, has been paid by the company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.
5.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2009.
	Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
	Dividend related	–	148	148	–
6.	Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). This has not resulted in an additional tax expense as MAT can be set off against any future tax liability. Accordingly, Rs. 284 crore is shown under “Loans and Advances” in the balance sheet as of March 31, 2009.
7.	The tax provision for the year ended March 31, 2009, includes a net reversal of Rs.108 crore pertaining to earlier periods,comprising Rs. 323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a net reversal of Rs.121 crore relating to liabilities no longer required. Further, the tax provision for the quarters ended March 31, 2009 and March 31, 2008 includes a reversal of Rs. 15 crore (net) and Rs. 20 crore (net), respectively.
8.	Miscellaneous income of Rs. 36 crore for the year ended March 31, 2009 includes a net amount of Rs.18 crore, consisting of Rs. 33 crore received from Axon Group Plc, as inducement fees offset by Rs. 15 crore of expenses incurred towards the transaction.
9.	During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year based on diminution other than temporary.
10.	During the year ended March 31, 2008, the company voluntarily settled with the California Division of Labor Standards Enforcement towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore. Also, the company recorded health insurance liabilities based on the maximum individual claimable amounts by employees and during the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability resulting in a write-back of net excess provision of Rs. 71 crore.
11.	During the year ended March 31, 2008, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which has been amortized on a straight line basis to the net profit and loss account over 10 years representing the average future service life of employees.
12.	The Central Government, vide notification dated March 31, 2009, has amended Accounting Standard AS 11 “The Effects of Changes in Foreign Exchange Rates”, notified under the Companies (Accounting Standard) Rules, 2006. During the year ended March 31, 2008, the company early adopted Accounting Standard AS 30 “Financial instruments: Recognition and Measurement”, pursuant to announcement made by Institute of Chartered Accountants of India (ICAI). The company continues to follow AS 30 and consequently there is no change in its accounting policies.

Matters relating to Subsidiaries:

Infosys BPO

During the year ended March 31, 2008, Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders consequent to the forward share purchase agreement entered with them in February 2007. Further, during the year ended March 31, 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination and had resulted in goodwill of Rs. 83 crore.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the court.

As at March 31, 2009, Infosys holds 99.98% of the equity in Infosys BPO.

Infosys Consulting

During the years ended March 31, 2009 and March 31, 2008, additional investments of US$ 5 million (Rs. 22 crore) and US$ 20 million (Rs. 81 crore), respectively, were made in Infosys Consulting Inc., which is a wholly owned subsidiary. As of March 31, 2009, the company has invested an aggregate of US$ 45 million (Rs. 193 crore) in the subsidiary.

Infosys Mexico

During the year ended March 31, 2008, the company incorporated Infosys Technologies S. DE R.L. de C.V., a wholly owned subsidiary in Mexico. As of March 31, 2009, the company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Infosys China

During the years ended March 31, 2009 and March 31, 2008, the company disbursed US$ 2 million (Rs. 9 crore) and US$ 3 million (Rs.10 crore), respectively, as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of US$ 4 million (Rs. 19 crore) was made in Infosys China. As of March 31, 2009, the company has invested US$ 14 million (Rs. 65 crore) as equity capital and US$ 10 million (Rs. 51 crore) as loan in the subsidiary.

Infosys Australia

During the quarter ended March 31, 2009, intellectual property rights owned by Mainstream Software Pty Limited, a wholly owned subsidiary of Infosys Australia, were sold to Infosys Technologies Limited at a consideration of Rs. 12 crore. The transaction resulted in reduction of goodwill originally recorded in the books of Infosys Australia as it related to pre-acquisition intellectual property rights.

Infosys Sweden

On March 5, 2009, the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB., yet to be capitalised.

Corporate actions:

The final dividend of Rs. 7.25 per share (145% on an equity share of par value of Rs. 5/- each) and a special dividend of Rs. 20.00 per share (400% on an equity share of par value of Rs. 5/- each) for fiscal 2008 was approved by the shareholders at the Annual General Meeting of the company held on June 14, 2008 and the same was paid subsequently.

Others:

Segment reporting (Consolidated – Audited)

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Revenue by industry segment
Financial services	1,858	1,541	7,358	5,972
Manufacturing	1,171	747	4,289	2,454
Telecom	944	1,021	3,906	3,597
Retail	759	538	2,728	1,971
Others	903	695	3,412	2,698
Total	5,635	4,542	21,693	16,692
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	5,635	4,542	21,693	16,692
Segment profit before tax, depreciation and minority interest:
Financial services	606	488	2,374	1,844
Manufacturing	360	215	1,326	687
Telecom	335	383	1,442	1,278
Retail	264	166	888	597
Others	326	226	1,165	832
Total	1,891	1,478	7,195	5,238
Less: Other un-allocable expenditure	228	157	761	598
(excluding un-allocable income)
Operating profit before tax and minority interest	1,663	1,321	6,434	4,640

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitutes the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
April 15, 2009	Chief Operating Officer	Chief Executive Officer
and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2009, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Revenues	1,121	1,142	4,663	4,176
Cost of revenues	650	664	2,699	2,453
Gross profit	471	478	1,964	1,723
Net income	321	313	1,281	1,163
Earnings per American Depositary Share (ADS)
Basic	0.56	0.55	2.25	2.04
Diluted	0.56	0.55	2.25	2.04
Total assets	4,376	4,507	4,376	4,507
Cash and cash equivalents	2,167	2,058	2,167	2,058
Available-for-sale financial assets	–	18	–	18

The reconciliation of net income as per Indian GAAP and IFRS is as follows:

(in US$ million)
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Consolidated net profit as per Indian GAAP	321	314	1,284	1,166
Amortization of intangible assets	–	–	(2)	–
Share-based compensation (IFRS 2)	–	(1)	(1)	(3)
Consolidated net income as per IFRS	321	313	1,281	1,163

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, economic slowdowns or adverse economic conditions in the markets for our services and general economic conditions affecting our industry . Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, quarterly reports on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.